SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                              __________________________

                                    SCHEDULE 14D-9
                                  (Amendment No. 7)

                        Solicitation/Recommendation Statement
                             Pursuant to Section 14(d)(4)
                        of the Securities Exchange Act of 1934
                              __________________________

                               CLARK EQUIPMENT COMPANY
                              (Name of Subject Company)

                               CLARK EQUIPMENT COMPANY
                         (Name of Person(s) Filing Statement)

                       Common Stock, Par Value $7.50 Per Share
              (Including the Associated Preferred Stock Purchase Rights)
                            (Title of Class of Securities)

                                     181396 10 2
                        (CUSIP Number of Class of Securities)

                               Bernard D. Henely, Esq.
                    Vice President, General Counsel and Secretary
                               Clark Equipment Company
                              100 North Michigan Street
                              South Bend, Indiana 46634
                                    (219) 239-0100
             (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                             person(s) filing statement)

                                       Copy to:

                             William F. Wynne, Jr., Esq.
                                     White & Case
                             1155 Avenue Of The Americas
                               New York, New York 10036
                                    (212) 819-8200





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This Amendment No. 7 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated April 12, 1995 (the "Schedule 14D-9"), of Clark Equipment Company, a Delaware corporation (the "Company") filed in connection with the tender offer made by CEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Ingersoll-Rand, a New Jersey corporation ("Ingersoll-Rand") to purchase all of the outstanding shares of Common Stock, $7.50 par value (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated March 10, 1987, as amended and restated as of August 14, 1990, and as amended as of April 10, 1995 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").
Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.



Item 8.   Additional Information to be Furnished.

     Item 8 is hereby amended and supplemented by adding thereto the following:

     On May 19, 1995, Ingersoll-Rand issued a press release announcing that it has extended the period during which the Offer will remain open to 5:00 P.M., New York City time, on Thursday, May 25, 1995. Accordingly, the Expiration Date shall be 5:00 P.M. on Thursday, May 25, 1995 unless the Offer is further extended. The full text of the press release is set forth in Exhibit 24 and is incorporated herein by reference.



Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 24 -- Press release issued by Ingersoll-Rand on May 19, 1995.



                                         -2-



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                                      SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      CLARK EQUIPMENT COMPANY

                                      By:  /s/ Bernard D. Henely
                                           ---------------------------
                                           Name:  Bernard D. Henely
                                           Title:   Vice President and
                                                      General Counsel


             Dated:  May 19, 1995








































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                                    EXHIBIT INDEX
                                    -------------


             Exhibit No.    Description
             __________     __________

             24        Press release issued by Ingersoll-Rand on May 19,  1995.